[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

December 6, 2013

VIA EDGAR

Re:	Hilton Worldwide Holdings Inc.
Registration Statement on Form S-1
File No. 333-191110

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Worldwide Holdings Inc. (“Hilton”), we are providing the following response to the comment issued by the Staff during our telephone conversation on December 5, 2013, regarding Pre-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement relating to the offering of shares of its common stock. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. The response and information described below are based upon information provided to us by Hilton.

SECURITIES AND EXCHANGE COMMISSION	2	December 6, 2013

Dilution, page 48

1.	It is our understanding that pro forma net tangible book deficit includes Brands and Management and franchise contracts, net. Please tell us how you determined that it was appropriate to include these assets within total tangible assets.

Hilton respectfully advises the Staff that it had consulted Topic 8320 within the Division of Corporation Finance Financial Reporting Manual and believes that the assets included within Brands and Management and franchise contracts, net, can be sold separately from all other assets of its business, and that recovery of book value for these assets is not subject to significant uncertainty or illiquidity. Hilton supplementally advises the Staff that it has previously separately acquired or sold brands and management and franchise contracts and is aware of similar acquisitions and sales by other industry participants.

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Tom Kluck, Esq.
Jennifer Monick
Kevin Woody

Hilton Worldwide Holdings Inc.
Kristin A. Campbell, Esq.
Kevin J. Jacobs

Davis Polk & Wardwell LLP
Michael P. Kaplan, Esq.
John B. Meade, Esq.